UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-56594

Ameren Energy Generating Company

(Exact name of registrant as specified in its charter)

1500 Eastport Plaza Drive, Collinsville, Illinois 62234 (618) 343-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Unsecured Debt Securities (consisting of 7.95% Senior Notes, Series F due 2032; 7.00% Senior Notes, Series H due 2018; and 6.30% Senior Notes, Series I, due 2020)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 92

Explanatory Note: Ameren Energy Generating Company (the “Company”) is filing this Form 15/A to remove the “X” from the Rule 12h-3(b)(1)(i) box on the Form 15 filed by the Company on January 30, 2013. Although the Company is not currently required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, the Company intends to continue to file such reports with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameren Energy Generating Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 8, 2013	AMEREN ENERGY GENERATING COMPANY

	By:	/s/ Bruce A. Steinke
		Name:	Bruce A. Steinke
		Title:	Senior Vice President, Finance & Chief Accounting Officer